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                            Amendment to the By-Laws
                                       of
           Warburg, Pincus WorldPerks Tax Free Money Market Fund, Inc.

Pursuant to Article VIII of the By-Laws of Warburg, Pincus WorldPerks Tax Free Money Market Fund, Inc., the name has changed to Credit Suisse Warburg Pincus WorldPerks Tax Free Money Market Fund, Inc.

Dated the 26th day of March, 2001